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JULIEN BOURGEOIS

julien.bourgeois@dechert.com
+1 202 261 3451 Direct
+1 202 261 3151 Fax

June 29, 2011

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn: Brion Thompson, Esq.

Re:	UBS Money Series (SEC File No. 811-08767)
Master Trust (SEC File No. 811-22078)
(together, the “Registrants”)

Dear Mr. Thompson:

This letter responds to comments that you provided to Julien Bourgeois and Brenden Carroll of Dechert LLP in a telephonic discussion on June 9, 2011 with respect to the Registrants’ preliminary proxy statement, form of proxy and other soliciting materials filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 on June 3, 2011 (“Proxy Statement”).  We have reproduced the comments of the staff of the Securities and Exchange Commission (“SEC”) below, followed by our responses.  Throughout this letter, capitalized terms have the same meaning as in the Proxy Statement.

1.                                       Comment:  The SEC staff believes that the Registrants’ proposal may cause additional investment risks that should be discussed in more detail in the definitive proxy statement.  Notably, the Registrants should include a short summary of these additional risks under the question titled “Are there any risks related to the proposal?” in the “Questions and answers” section of the Proxy Statement beginning on page (ii).

Response:  We have incorporated the following (or substantially similar) disclosure in response to the SEC staff’s comment (additional disclosure underlined):

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC   EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris   ASIA  Beijing  Hong Kong

Q:  Are there any risks related to the proposal?

A:  By concentrating their assets in securities issued by companies in the financial services group of industries, the Funds will assume the risk that negative developments in that group of industries may adversely affect the investments held by Prime Master Fund.  Notably, investments in the financial services group of industries may be particularly affected by economic cycles, business developments, interest rate changes and regulatory changes.  This could affect a Fund’s yield and performance or possibly the ability to maintain a stable price per share under adverse market conditions to a larger extent than if the Funds did not concentrate their investments.  However, the Board and UBS Global AM believe that the proposed change would also enable the Funds to invest in new investment opportunities with a larger number of issuers in the financial services group of industries, which could contribute to maintaining a diversified investment portfolio and to controlling risk.

2.                                       Comment:  The SEC staff believes that the Registrants also should provide more detailed investment risk disclosure under the section titled “Discussion of the proposed change” of the Proxy Statement beginning on page 10.

Response:  We have incorporated the following (or substantially similar) disclosure in response to the SEC staff’s comment (additional disclosure underlined; deleted disclosure ~~strikethrough~~):

Discussion of proposed change

…

By concentrating their assets in securities issued by companies in the financial services group of industries, ~~economic, business or political~~ negative developments or changes that affect that group of industries may adversely affect the investments held by Prime Master Fund.  Notably, investments in the financial services group of industries may be particularly affected by economic cycles, business developments, interest rate changes and regulatory changes.  For example, declining economic and business conditions can disproportionately impact companies in the financial services group of industries due to increased defaults on payments by borrowers.  Interest rate increases can also adversely affect the financial services group of industries by increasing the cost of capital available for financial services companies.  In addition, financial services companies are heavily regulated by governmental entities and, as a result, political and regulatory changes can affect the operations and financial results of such companies, potentially imposing additional costs and possibly restricting the businesses in which those companies may engage.

This could affect a Fund’s yield and performance or possibly the ability to maintain a stable price per share under adverse market conditions to a larger extent than if the Funds did not concentrate their investments. However, the Board and UBS Global AM believe that the proposed change would also enable the Funds to invest in new investment opportunities with a larger number of issuers in the financial services group of industries, which could contribute to maintaining a diversified investment portfolio and to controlling risk.

…

3.                                       Comment:  Please include standard Tandy representation language.

Response:  The Registrants agree to make the following representations:

•                  the Registrants are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  the staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•                  the Registrants may not assert staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws.

*      *      *

Should you have any questions or comments, please contact Julien Bourgeois at 202.261.3451.

Sincerely,

/s/ Julien Bourgeois

Julien Bourgeois
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